February 9, 2006
Mr. Jim Rosenberg
Senior Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	FBL Financial Group, Inc. Form 10-K for the fiscal year ended December 31, 2004 Filed March 2, 2005 File No. 1-11917
Dear Mr. Rosenberg:
This letter is in response to a voicemail message Ms. Dana Hartz left for me on February 1, 2006 regarding my letter to you dated January 27, 2006. Ms. Hartz requested that we quantify the reconciling items added to our contractual obligations table. The following disclosure will be added to note (1) to our contractual obligations table in our Form 10-K for the period ended December 31, 2005:
The total of the contractual obligations relating to insurance contracts noted above differs from the liability balance on our consolidated balance sheet. The more significant factors causing this difference include (a) reserves for products such as traditional annuities and universal life products are equal to the account values of the contracts without taking into account surrender charges, while the contractual obligations table includes projected cash payments, net of surrender charges and including the accumulation of projected interest earned on the account values subsequent to the balance sheet date, (b) traditional life reserves are computed as the present value of future benefits less the present value of future premiums while the contractual obligations table includes gross benefit payments, and (c) the reserves for supplementary contracts and similar instruments are computed as the present value of future cash payments while the table above includes cash payments without the impact of discounting. The following is a quantification of these differences:

Division of Corporation Finance
Mr. Jim Rosenberg
February 9, 2006

			Balance
			Sheet
		Contractual	Carrying
		Obligations	Value	Difference
		(Dollars in thousands)
(a)	Reserves based on account values	$7,966,571	$5,307,121	$2,659,450

(c)	Supplementary contracts involving life contingencies	186,914	125,707	61,207

		$8,153,485	$5,432,828	$2,720,657

(b)	Traditional life reserves	$1,702,871	$1,167,432	$535,439
Also included in the contractual obligation table are dividend accumulations and other policy claims that are included in the “Other policy claims and benefits” and “Advance premiums and other deposits” lines on the consolidated balance sheets.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe that these responses address the issues raised by Ms. Hartz. However, should you require additional information, please do not hesitate to contact me at (515) 225-5599 or Don Seibel, Vice President-Accounting, at (515) 226-6399.
Sincerely,
/s/ James W. Noyce
James W. Noyce
Chief Financial Officer